FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2016

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

HELD ON MARCH 3rd, 2016

1.         DATE, TIME AND PLACE: On March 3rd, 2016, at 09:00 a.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.         CONDUCTION OF THE MEETING: Chairman: Mr. Jean-Charles Henri Naouri; Secretary:  Mrs. Ana Paula Tarossi Silva.

3.         CALL TO ORDER AND ATTENDANCE: The call to order was waived pursuant to paragraphs first and second of article 15 of the Company’s Bylaws and articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. All of the members of the Company’s Board of Directors attended the meeting, namely, Messrs. Jean-Charles Henri Naouri, Arnaud Strasser, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Filipe da Silva Nogueira, Jose Gabriel Loaiza Herrera, Luiz Aranha Corrêa do Lago, Luiz Augusto de Castro Neves, Maria Helena dos Santos Fernandes Santana, Roberto Oliveira de Lima and Yves Desjacques.

4.         AGENDA: Discuss and deliberate about: (i) the ratification of the hiring of Magalhães Andrade S/S Auditores Independentes, enrolled with the Regional Accounting Council of the State of São Paulo under No. 2SP000233/O-3 and with the CNPJ/MF under No. 62657242/0001-00, headquartered in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 1.893, 6th floor, conjuntos 61 and 62, Jardim Paulistano, CEP 01451-001 ("Magalhães Andrade"), as the specialized company responsible for the preparation of the appraisal report of the portion of the assets of Sendas Distribuidora S.A. ( "Sendas") to be spun-off and merged into the Company on the base date of December 31, 2015 ("Appraisal Report"); (ii) the approval of the Appraisal Report; (iii) the approval of the proposed merger into the Company of part of the assets of Sendas ("Spun-Off Assets"), in the terms and conditions described in the "Protocol and Justification of Partial Spin-Off of Sendas Distribuidora S.A." to be entered into between the managements of the Company and of Sendas ("Partial Spin-Off" and "Protocol of Partial Spin-Off", respectively); (iv) the voting instructions of the Company's representatives in Sendas’ General Shareholders Meeting which shall resolve on (a) the merger of Barcelona Comércio Varejista e Atacadista S.A. ("Barcelona") into Sendas, which terms and conditions are described in the "Protocol and Justification of Merger of Barcelona Comércio Varejista e Atacadista S.A. into Sendas Distribuidora S.A.", to be entered into by the managers of Sendas and Barcelona ("Merger" and "Protocol of Merger", respectively) followed by (b) the Partial Spin-Off, in the terms of the Protocol of Partial Spin-Off; (v) the voting instructions of the Company's representatives in the General Shareholders Meeting of Barcelona which shall resolve on the Merger, in the terms of the Protocol of Merger; and (vii) the calling in due course of the Extraordinary Shareholders Meeting of the Company to be held on a date to be set, to decide on the Partial Spin-Off.

5.         RESOLUTIONS: As the meeting was commenced, Messrs. Members Board of Directors examined the items comprised in the Agenda and decided as following:

5.1.      Discuss and deliberate about: (i) the ratification of the hiring of Magalhães Andrade S/S Auditores Independentes, enrolled with the Regional Accounting Council of the State of São Paulo under No. 2SP000233/O-3 and with the CNPJ/MF under No. 62657242/0001-00, headquartered in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 1.893, 6th floor, conjuntos 61 and 62, Jardim Paulistano, CEP 01451-001 ("Magalhães Andrade"), as the specialized company responsible for the preparation of the appraisal report of the portion of the assets of Sendas Distribuidora S.A. ("Sendas") to be spun-off and merged into the Company on the base date of December 31, 2015 ("Appraisal Report"); (ii) the approval of the Appraisal Report; (iii) the approval of the proposed merger into the Company of part of the assets of Sendas ("Spun-Off Assets"), in the terms and conditions described in the "Protocol and Justification of Partial Spin-Off of Sendas Distribuidora S.A." to be entered into between the managements of the Company and of Sendas ("Partial Spin-Off" and "Protocol of Partial Spin-Off", respectively): Based on the provided supporting material, the members of the Board of Directors discussed about the proposal for Partial Spin-Off presented by the Management of the Company and decided, based on the favorable recommendation of the Financial Committee, as well as on the equally favorable opinion of the Company's Audit Committee:

5.1.1. Ratify the hiring of Magalhães Andrade as the specialized company in charge of preparing the Appraisal Report.

5.1.2. Approve the Appraisal Report, according to the balance sheet prepared by the management of Sendas on December 31, 2015, according to which the total book value of the Spin-Off Assets, to be merged into the Company, equals to seven million, two hundred and nineteen thousand, three hundred and forty three reais and thirty four cents  (R$7,219,343.34).

5.1.3.   Approve the proposal for Partial Spin-Off, on the terms and conditions described in the Memorandum of Partial Spin-Off. Once the Partial Spin-Off is completed, the Spin-Off Assets will be merged into the Company, and there will be no (a) corporate capital increase in the Company as a result of the Partial Spin-Off, since a portion of the investment that the Company has in Sendas will be cancelled and substituted for the assets and liabilities comprising the Spin-Off Assets and (b) the corporate capital of Sendas will be reduced by seven million, two hundred and nineteen thousand, three hundred and forty three reais (R$7,219,343.00) upon cancellation of six million, three hundred and three thousand, one hundred and four (6,303,104) registered common shares, without par value, held by the Company.

5.2.      Discuss and deliberate about: (iv) the voting instructions of the Company's representatives in Sendas’ General Shareholders Meeting which shall resolve on (a) the merger of Barcelona Comércio Varejista e Atacadista S.A. ("Barcelona") into Sendas, which terms and conditions are described in the "Protocol and Justification of Merger of Barcelona Comércio Varejista e Atacadista S.A. into Sendas Distribuidora S.A.", to be entered into by the managers of Sendas and Barcelona ("Merger" and "Protocol of Merger", respectively) followed by (b) the Partial Spin-Off, in the terms of the Protocol of Partial Spin-Off; (v) the voting instructions of the Company's representatives in the General Shareholders Meeting of Barcelona which shall resolve on the Merger, in the terms of the Protocol of Merger; and (vii) the calling in due course of the Extraordinary Shareholders Meeting of the Company to be held on a date to be set, to decide on the Partial Spin-Off: Bearing in mind the resolutions taken under Item 5.1 above, and after discussions, the members of the Board of Directors of the Company resolved and decided:

5.2.1.   Approve the favorable voting guidance of the Company’s representatives in the General Meeting of Sendas that will resolve about (a) the merger of Barcelona into Sendas, the terms and conditions of which are described in the Memorandum of Merger and, then, (b) the Partial Spin-Off, on the terms of the Memorandum of Partial Spin-Off.

5.2.2.   Approve the favorable voting guidance of the Company’s representatives in the General Meeting of Barcelona that will resolve about the Merger, on the terms of the Memorandum of Merger.

5.2.3.   Approve the timely call of the Special General Meeting of shareholders of the Company, to be held on a date to be set, to resolve bout the Partial Spin-Off.

6.         APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, March 3rd, 2016. Chairman - Mr. Jean-Charles Henri Naouri; Secretary - Mrs. Ana Paula Tarossi Silva. Attending Members of the Board of Directors: Messrs. Jean-Charles Henri Naouri, Arnaud Strasser, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Filipe da Silva Nogueira, José Gabriel Loaiza Herrera, Luiz Aranha Corrêa do Lago, Luiz Augusto de Castro Neves, Maria Helena dos Santos Fernandes Santana, Roberto Oliveira de Lima and Yves Desjacques.

7.         CERTIFICATE: I hereby declare that these minutes are a true copy of the minutes recorded in the Book of Registry of Minutes of Meetings of the Company’s Board of Directors.

_____________________________

Ana Paula Tarossi Silva

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 3, 2016	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.